

09011842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2008**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number **1-8590**

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL CORPORATION
(Full title of the Plan)

MURPHY OIL CORPORATION
(Name of issuer of securities held pursuant to Plan)

200 Peach Street, P. O. Box 7000, El Dorado, Arkansas   **71731-7000**
(Address of issuer's principal executive office)   (Zip Code)

Thrift Plan for Employees of Murphy Oil Corporation

Table of Contents



BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040   Fax 501.372.1250   www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation
El Dorado, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in *Note 8*, in 2008, the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic 2008 financial statements taken as a whole.

BKD, LLP

Little Rock, Arkansas
June 19, 2009

experience **BKD**



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Thrift Plan for Employees of Murphy Oil Corporation
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets		
Beneficial interest in Master Trust net assets available for benefits (see Note 2)	$ 138,757,681	201,332,292

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Beneficial interest in the net investment loss of Master Trust (see Note 2)	$ (49,205,531)
Contributions	
Employer, net of forfeitures	4,622,199
Employee	7,298,819
Rollover from other plans	1,379,007
Total contributions	13,300,025
Benefits paid directly to participants	(27,211,403)
Net change for the year	(63,116,909)
Transfer of assets from Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers of America, AFL-CIO, Local No. 8363	464,991
Transfer of assets from Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 305	77,307
Net assets available for benefits at beginning of year	201,332,292
Net assets available for benefits at end of year	$ 138,757,681

See accompanying notes to financial statements, page 6.

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil Corporation [the Plan] have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation [Murphy] and administered by Murphy's Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee of one of the following companies [identified herein collectively as the Companies and individually as the Company] who is in Covered Employment as defined by the Plan may participate in the Plan.
   A. Murphy Oil Corporation.
   B. Murphy Oil USA, Inc., a wholly owned subsidiary of Murphy, other than (1) an employee represented by United Steelworkers of America, AFL-CIO, Local No. 8363, (2) an employee represented by International Union of Operating Engineers, AFL-CIO, Local No. 305, (3) an hourly paid retail store based employee of Murphy Oil USA, Inc., or (4) a leased or contract employee.
   C. Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.
   A. Salary Deferral Account – participant's allotments up to a maximum of 25% of base pay for the year, but not to exceed $15,500 annually in 2008.
   B. Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of regular earnings including overtime) made to the Salary Deferral Account.
   C. Employee Contribution Account – participant's after-tax allotments up to a maximum of 5% of base pay for the year, except that if annualized salary was less than $105,000, a maximum of 10% of base pay.
   D. Deductible Contribution Account – participant's allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.
   E. Minimum 401(K) Contribution Account – participant's allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
   F. Rollover Account – contributions made by an employee from a prior qualified plan.

G.   Discretionary Employer Contribution Account – Company discretionary contributions on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund (see Note 3). A vested participant may redirect this investment to the other options described in Note 3. Participation in this account became frozen as of September 1, 2003. Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was contributed. The last Company discretionary contribution was made as of September 30, 2004.

H.   Catch-Up Contribution Account – participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $5,000 for 2008.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

As of January 1, 2008 an active participant was immediately vested in all Company contributions. Prior to January 1, 2008, a participant was vested in Company contributions upon: completion of 36 months (12 months for Discretionary Employer contributions) of employment, retirement on or after age 65, death, permanent disability or discontinuance of the Plan. Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies.

A vested participant may withdraw from the Matching Employer Contribution ("Matching Employer") Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance) once every 24 months or at any time after reaching age 59½.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination. In addition, a nonvested participant may only withdraw his/her Salary Deferral Account allotments without any adjustment for subsequent increases in value and forfeits Company contributions to the Matching Employer Contribution Account. After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for 6 months. A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

A withdrawal from an Employee Contribution Account must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Deductible Contribution Account must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(K) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) 50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. A participant may have one general-purpose loan and one residential loan outstanding at any one time. A residential loan must be approved by the Committee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 annual maintenance fee. Interest rates on outstanding loans at December 31, 2008 range from 4.0% to 9.5%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's regular earnings including overtime. Although the Companies have not expressed any intent to terminate the Plan, they may do so at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Deltic Timber Corporation common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of three other plans sponsored by Murphy. Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee. The Master Trust had no nonparticipant-directed investments related to the Plan. The following table presents the net assets of the Master Trust at December 31, 2008 and 2007 by type of investment.

	2008	2007
Investments at fair value		
Common Stock		
Murphy Oil Corporation	$ 39,994,475	70,399,214
Deltic Timber Corporation	495,106	636,674
Total common stock	40,489,581	71,035,888
Loans to participants	2,631,696	2,515,766
Common/collective trust	58,020,797	68,402,285
Registered investment companies	60,067,788	90,058,695
Cash	14,467	1,267,128
Other	912,467	367,780
Net assets	$ 162,136,796	233,647,542

The beneficial interests of the participating plans in the net assets of the Master Trust at December 31, 2008 and 2007 were as follows.

Plan Name	2008	2007
Thrift Plan for Employees of Murphy Oil Corporation	$ 138,757,681	201,332,292
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers of America, AFL-CIO, Local No. 8363	13,947,683	19,741,057
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 305	7,026,962	9,942,527
Profit Sharing Plan for Employees of Murphy Oil Corporation	2,404,470	2,631,666
Net assets	$ 162,136,796	233,647,542

The net increase (decrease) in the net assets of the Master Trust for the year ended December 31, 2008, excluding participants' allotments, Company contributions, and benefit payments, was as follows.

Investment income (loss)	
Dividends and interest	$ 6,057,708
Participant loan interest	178,317
Net depreciation in market value of investments	
Murphy Oil Corporation common stock	(32,927,841)
Other common stock	(54,883)
Registered investment companies	(32,450,669)
Total investment loss	(59,197,368)
Administrative expenses	(91,175)
Net investment loss	$(59,288,543)

Thrift Plan for Employees of Murphy Oil Corporation
Notes to Financial Statements (Contd.)

The beneficial interests of the participating plans in the net investment loss of the Master Trust net assets for the year ended December 31, 2008 were as follows.

Plan Name	
Thrift Plan for Employees of Murphy Oil Corporation	$(49,205,531)
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers of America, AFL-CIO, Local No. 8363	(6,172,435)
Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by International Union of Operating Engineers, AFL-CIO, Local No. 305	(2,710,825)
Profit Sharing Plan for Employees of Murphy Oil Corporation	(1,199,752)
Net investment loss	$(59,288,543)

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment loss of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. The common/collective trust fund is reported at contract value. The difference between the contract value and fair value of the Plan's interest in the common/collective trust fund is not material to the Plan's net assets available for benefits. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

With respect to the Murphy Stock Fund and Deltic Stock Fund, FMTC has arranged to utilize a line of credit to facilitate the purchase activity in the event that trading transactions on any given day exceed the cash position of the stock fund. At December 31, 2008 and 2007, there was no outstanding balance related to this line of credit.

At December 31, 2008 and 2007, the Master Trust had significant concentrations of credit risk in the Managed Income Portfolio II (MIP II), the Fidelity Fund, the Pimco Total Return Fund, the Fidelity Balanced Fund and the common stock of Murphy. MIP II is a common/collective trust sponsored by FMTC. The Fidelity Fund and the Fidelity Balanced Fund are established mutual funds sponsored by a highly regarded investment management company. The Pimco Total Return Fund is managed by Pacific Investment Management Company, also a highly regarded investment management company. The future value of the investment in Murphy common stock will depend on the future well-being of Murphy, the petroleum industry and the overall U.S. economy. Historically, the Master Trust has not incurred any credit-related losses.

The following table lists the investments that were 5% or more of the beneficial interests of the participating plans in the net assets of the Master Trust as of December 31, 2008 and 2007.

	2008	2007
Managed Income Portfolio II, common/collective trust, 58,020,797 units and 68,402,285 units, respectively	$ 58,020,797	68,402,285
Murphy common stock fund, 826,770 shares and 829,788 shares, respectively	40,906,923	72,011,949
Fidelity Fund, registered investment company, 574,659 units and 608,177 units, respectively	13,079,248	24,235,872
PIMCO Total Return Fund, registered investment company, 1,221,075 units and 457,815 units, respectively	12,381,702	4,894,045
Fidelity Balanced Fund, registered investment company, 653,235 units and 824,655 units, respectively	8,570,448	16,171,478

3. Investment Options

In 2008, each Plan participant could have invested in one or more of twenty-five investment options within the Master Trust. The following paragraphs briefly describe each of these options. Except for certain limitations as described below on the Deltic Stock Fund, a participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Fidelity Fund is a growth and income mutual fund managed by Fidelity Management & Research Company [FMRC], Boston, Massachusetts, an affiliate of FMTC. The goal of the Fidelity Fund is to provide long-term capital growth while also pursuing current income. It invests primarily in common stock and securities convertible into common stock; some assets may be invested in a broad range of domestic and foreign equity and debt securities.

The Fidelity Balanced Fund [FBF], also managed by FMRC, is a mutual fund that has a balanced portfolio of U.S. and international stocks and bonds and may include futures and options. The goal of FBF is to provide as much income as possible while preserving capital and considering the potential for capital growth. At least 25% of the portfolio must be investment-grade debt securities and preferred stocks.

The Fidelity Capital Appreciation Fund [FCAF] managed by FMRC is a growth mutual fund that invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The goal of FCAF is to provide capital appreciation.

The Fidelity Diversified International Fund [FDIF] managed by FMRC is a growth mutual fund that invests in common stocks of foreign companies. The goal of FDIF is to increase its value over the long term through capital growth. If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of FDIF shares sold.

The Fidelity Freedom Income Fund [FFIF] managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 20% of its assets in domestic equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 40% in short-term funds. The goal of the FFIF is to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

The Fidelity Freedom 2000 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 21% of its assets in domestic equity funds, 1% in international equity funds, 33% in investment grade fixed income funds, 5% in high yield fixed-income funds and 40% in Fidelity short-term mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for investors expected to have retired around the year 2000.

The Fidelity Freedom 2005 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 38% of its assets in domestic equity funds, 8% in international equity funds, 33% in investment grade fixed income funds, 5% in high yield fixed income funds and 16% in Fidelity short-term mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those expected to have retired around the year 2005.

The Fidelity Freedom 2010 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 40% of its assets in domestic equity funds, 10% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 10% in Fidelity short-term mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2010.

The Fidelity Freedom 2015 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 42% of its assets in domestic equity funds, 10% in international equity funds, 34% in investment grade fixed income funds, 5% in high yield fixed income funds, and 9% in Fidelity short-term mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2015.

The Fidelity Freedom 2020 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 51% of its assets in domestic equity funds, 13% in international equity funds, 27% in investment grade fixed income funds, 7% in high yield fixed income funds, and 2% in Fidelity short-term mutual funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2020.

The Fidelity Freedom 2025 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 56% of its assets in domestic equity funds, 14% in international equity funds, 23% in investment grade fixed income funds and 7% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2025.

The Fidelity Freedom 2030 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 62% of its assets in domestic equity funds, 16% in international equity funds, 15% in investment grade fixed income funds and 7% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2030.

The Fidelity Freedom 2035 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 66% of its assets in domestic equity funds, 17% in international equity funds, 10% in investment grade fixed income funds and 7% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2035.

The Fidelity Freedom 2040 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 67% of its assets in domestic equity funds, 17% in international equity funds, 7% in investment grade fixed income funds and 9% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2040.

The Fidelity Freedom 2045 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 68% of its assets in domestic equity funds, 17% in international equity funds, 10% in high yield fixed income funds and 5% in investment grade fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2045.

The Fidelity Freedom 2050 Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 70% of its assets in domestic equity funds, 20% in international equity funds and 10% in high yield fixed income funds. The mix of underlying funds becomes more conservative over time. The goal of this fund is to provide high total returns for those planning to retire around 2050.

The CRM Mid Cap Value Fund [CRMMCVF] is a mid-cap mutual fund that invests at least 80% of its total assets in U.S. equity securities of companies between the capitalization of the smallest and largest companies in the Russell Midcap® Value Index at the time of purchase. The goal of the CRMMCVF is to provide long-term capital appreciation.

The Deltic Stock Fund [DSF], which is managed by FMTC, is a unitized fund comprised predominately in the common stock of Deltic Timber Corporation [Deltic] and a small cash component used to facilitate participant transactions. Deltic was wholly owned by Murphy prior to December 31, 1996, when Murphy's stockholders received Deltic's common stock in a spin-off transaction. This investment in Deltic stock resulted from the spin-off to Murphy stock held by the Master Trust. A participant may direct that all or part of his/her DSF account be either transferred to another option or withdrawn but cannot direct any allotments, Company contributions or transfers from other options to DSF.

The Managed Income Portfolio II [MIP II] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity. The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity. The effective yield of the common/collective trust fund was 4.08% for the year ended December 31, 2008. Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Murphy Stock Fund [MSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Murphy Oil Corporation and a small cash component used to facilitate participant transactions. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

The Pimco Total Return Fund [PTRF] is an income mutual fund managed by Pacific Investment Management Company that is invested in all types of bonds including U.S. government, corporate, mortgage and foreign; the average portfolio duration is three to six years, including both short-term and long-term maturity investments. The goal of PTRF is to provide a total return that exceeds general bond market indices.

The Royce Low-Priced Stock Fund [RLPSF] managed by Royce and Associates, LLC, is a small and micro-cap blend mutual fund that invests in companies that are trading for less than $25 per share at the time of purchase. The goal of RLPSF is to provide long-term capital growth.

The Dreman High Return Equity Fund [DHREF] is a value mutual fund managed by Deutsche Investment Management Americas, Inc. At least 80% of its assets are invested in common stocks of large U.S. companies believed to be undervalued. The goal of DHREF is to provide a high rate of total return.

The Spartan Extended Market Index Fund [SEMIF] is an index mutual fund managed by FMRC. At least 80% of its assets are invested in common stocks included in the Wilshire 4500 Equity Index, which represents the performance of stocks of small to mid-cap U.S. companies. The goal of SEMIF is to provide investment results that correspond to the total returns of stocks of such companies. If a participant invests in this option and holds it for less than 90 days, the fund will deduct a trading fee of 0.75% of the value of SEMIF shares sold.

The Spartan U. S. Equity Index Fund [SUSEIF] is a growth and mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S. The goal of SUSEIF is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Davis New York Venture Fund, Inc. [DNYVF] is a value mutual fund managed by Davis Selected Advisors, LP. The fund invests in common stocks of U.S. companies with market capitalization of at least $10 billion. The goal of DNYVF is to provide long-term capital growth.

Valuations of individual participants' investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

4. Plan Investments

The following table represents the fair value of the Plan's interest in the individual investment funds held under the Murphy Oil Corporation Master Trust which exceed 5% of the Plan's net assets as of December 31, 2008 and 2007:

	2008	2007
Managed Income Portfolio II	$ 51,999,640	61,541,325
Murphy Stock Fund	34,826,483	63,011,417
Pimco Total Return Fund	11,830,134	4,473,087
Fidelity Fund	10,445,343	19,570,716
Fidelity Balanced Fund	7,289,868	14,091,058

5. Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan and the Master Trust. Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC]. FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the Murphy Stock Fund and the Deltic Stock Fund. FMRC's fees were deducted from the earnings of the mutual funds it manages. The Master Trust paid $91,175 in trustee and administrative fees to FMTC and FIIOC in 2008. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. A favorable determination letter dated May 11, 2009 was received by the Plan. Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of 1981, or the participant's proportional share of the investment income of the Master Trust

8. Assets and Liabilities at Fair Value

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 has been applied prospectively as of the beginning of the year.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include common/collective trust. The common/collective trust's fair value is determined by estimated cash flows less surrender charges. In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments are classified within Level 3 of the hierarchy. Level 3 securities include loans to participants.

Thrift Plan for Employees of Murphy Oil Corporation
Notes to Financial Statements (Contd.)

There are no assets or liabilities measured at fair value on a nonrecurring basis.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying Statement of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the SFAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

| | | Fair Value Measurements Using | | |
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock	$ 35,330,602	35,330,602	–	–
Registered Investment Companies	49,528,462	49,528,462	–	–
Common/collective Trust	51,999,640	–	51,999,640	–
Loans to Participants	1,898,977	–	–	1,898,977
Total at Fair Value	$138,757,681	84,859,064	51,999,640	1,898,977

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying Statements of Net Assets Available for Benefits using significant unobservable inputs (Level 3):

	Loans to Participants
Balance at January 1, 2008	$ 1,917,243
Loans issued	886,116
Loans repaid	(904,382)
Balance at December 31, 2008	$ 1,898,977

There are no gains/losses recognized in net investment loss for Level 3 securities held at December 31, 2008.

9. Plan Amendments

The Plan was amended January 1, 2008 to increase the maximum Company matching contribution percentage from 5% to 6%, to allow immediate dollar-for-dollar Company match, and to provide for immediate vesting of Company matching funds. Additionally, gasoline station store managers were made eligible to participate in the Plan, and the pretax limitation for highly compensated employees was increased from 8% to 25% of salaries.

10. Current Economic Conditions

The current economic environment presents employee benefit plans with unusual circumstances and challenges. In some cases market declines have resulted in large reductions in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of financial markets, the values of assets recorded in the financial statements could change rapidly, potentially resulting in material future adjustments in investment values that could negatively impact the Plan.

Thrift Plan for Employees of Murphy Oil Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue/ description of investment	Current value
Beneficial interest in Master Trust	$ 138,757,681

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF
MURPHY OIL CORPORATION

Date: June 19, 2009   By: _____

                             Kelli M. Hammock
                             General Manager of Administration and
                               Chair of Employee Benefits Committee,
                             Murphy Oil Corporation



400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040   Fax 501.372.1250   www.bkd.com

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation

We consent to incorporation by reference in the Registration Statements (Nos. 333-142789 and 333-157107) on Form S-8 of Murphy Oil Corporation of our report dated June 19, 2009, with respect to the statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation, as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008, Annual Report on Form 11-K of the Thrift Plan for Employees of Murphy Oil Corporation.

BKD, LLP

BKD, LLP

Little Rock, Arkansas
June 19, 2009

experience **BKD**

